06007048

AB 3/31/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-39348 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinnon & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Waterside Dr. Suite 1200
(No. and Street)

Norfolk (City) VA (State) 23510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. McKinnon, Jr. 757-623-4636
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, LLP
(Name – *if individual, state last, first, middle name*)

One Commercial Place, Suite 800, Norfolk VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

## OATH OR AFFIRMATION

I, William J. McKinnon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKinnon & Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires March 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*
*Years Ended*
*December 31, 2005 and 2004*

# *McKinnon & Company, Inc.*



Goodman & COMPANY
Certified Public Accountants
Financial Planning
Specialized Services

*McKinnon & Company, Inc.*

***Contents***

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors*

Board of Directors
***McKinnon & Company, Inc.***

We have audited the accompanying balance sheets of ***McKinnon & Company, Inc.*** as of December 31, 2005 and 2004, and the related statements of income, changes in equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of McKinnon & Company, Inc. Our responsibility is to express an opinion on these financial statements based on audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***McKinnon & Company, Inc.*** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company LLP

Norfolk, Virginia
January 18, 2006

One Commercial Place, Suite 800
Norfolk, VA 23510
ph: 757.624.5100
fax: 757.624.5233
www.goodmanco.com

*McKinnon & Company, Inc.*

*Balance Sheets*

| December 31, | | 2005 | | 2004 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | $ | 1,428,981 | $ | 1,493,168 |
| Marketable securities | | 279,895 | | - |
| Property and equipment - net | | 79,075 | | 94,451 |
| Other receivables - net | | 124,047 | | 37,721 |
| Other assets | | 241,013 | | 141,659 |
| | $ | 2,153,011 | $ | 1,766,999 |
| **Liabilities and Stockholders' Equity** | | | | |
| Due to clearing organization | $ | 273,697 | $ | - |
| Securities sold - not yet purchased, at fair value | | 2,550 | | - |
| Accounts payable and accrued expenses | | 49,375 | | 49,513 |
| Profit sharing payable | | 185,313 | | 114,574 |
| **Total liabilities** | | 510,935 | | 164,087 |
| **Stockholders' equity** | | 1,642,076 | | 1,602,912 |
| | $ | 2,153,011 | $ | 1,766,999 |

*The accompanying notes are an integral part of these financial statements.*

## *Statements of Income*

| Years Ended December 31, | 2005 | 2004 |
|---|---|---|
| **Revenue** | | |
| Commission and advisory income | $ 3,377,163 | $ 5,598,627 |
| Net dealer inventory and investment gains | 503,917 | 218,368 |
| Interest and dividends | 38,106 | 26,235 |
| Other income | 2,899 | - |
| **Total revenue** | 3,922,085 | 5,843,230 |
| **Expenses** | | |
| Employee compensation and benefits | 3,142,506 | 4,991,393 |
| Direct cost of engagements | 249,337 | 314,431 |
| General and administrative | 298,450 | 188,046 |
| Occupancy and equipment rent | 46,039 | 37,091 |
| **Total operating expense** | 3,736,332 | 5,530,961 |
| **Net income** | $ 185,753 | $ 312,269 |

*The accompanying notes are an integral part of these financial statements.*

**Years Ended December 31, 2005 and 2004**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance - December 31, 2003** | $ 50,000 | $ 125,000 | $ 665,777 | $ 840,777 |
| Net income | - | - | 312,269 | 312,269 |
| Stock issued | 26,900 | 425,450 | - | 452,350 |
| Dividends | - | - | (2,484) | (2,484) |
| **Balance - December 31, 2004** | 76,900 | 550,450 | 975,562 | 1,602,912 |
| Net income | - | - | 185,753 | 185,753 |
| Dividends | - | - | (146,589) | (146,589) |
| **Balance - December 31, 2005** | $ 76,900 | $ 550,450 | $ 1,014,726 | $ 1,642,076 |

*The accompanying notes are an integral part of these financial statements.*

## *Statements of Cash Flows*

| Years Ended December 31, | 2005 | 2004 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 185,753 | $ 312,269 |
| Adjustments to reconcile to net cash from operating activities: | | |
| Depreciation | 25,162 | 19,962 |
| (Gain) loss on disposal of assets | (2,899) | 1,179 |
| Unrealized gain on investment | (184,493) | (3,750) |
| Change in: | | |
| Receivables from brokers and dealers | (2,871) | 40,460 |
| Other receivables | (83,455) | (13,226) |
| Securities owned and not yet purchased, net | - | 61,146 |
| Payable to clearing broker | - | (63,190) |
| Accounts payable and accrued expenses | 70,601 | 155,251 |
| Other assets | 81,491 | (75,844) |
| **Net cash from operating activities** | 89,289 | 434,257 |
| **Cash flows from investing activities** | | |
| Purchase of property and equipment | (10,511) | (28,677) |
| Proceeds from sale of property and equipment | 3,624 | - |
| **Net cash from investing activities** | (6,887) | (28,677) |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of common stock | - | 452,350 |
| Cash dividends paid | (146,589) | (2,484) |
| **Net cash from financing activities** | (146,589) | 449,866 |
| **Net change in cash and cash equivalents** | (64,187) | 855,446 |
| **Cash and cash equivalents - beginning of year** | 1,493,168 | 637,722 |
| **Cash and cash equivalents - end of year** | $ 1,428,981 | $ 1,493,168 |
| **Supplemental disclosure of cash flow information** | | |
| Interest paid | $ - | $ 1,116 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization and Nature of Business

***McKinnon & Company, Inc.*** (Company), a Virginia corporation organized in 1988, is a licensed broker-dealer acting primarily as an underwriter and advisor for public offerings, sales and mergers. The Company has officers located in Norfolk, Virginia and Durham, North Carolina.

## 2. Summary of Significant Accounting Policies

### Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as follows: sales commissions on settlement date, management and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

### Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

### Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

### Allowance for Doubtful Accounts

The Company provides an allowance for losses on receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

### Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to income as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current year revenue or expense.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

| | |
|---|---|
| Furniture and office equipment | 5 – 7 years |
| Vehicles | 5 years |

### Concentration of Credit Risk

At times, the Company has cash and cash equivalents at a financial institution in excess of FDIC insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions to minimize credit risk. The Company had $471,076 on deposit with two financial institutions in excess of the FDIC insured limit at December 31, 2005 (2004 - $845,361).

The Company maintains cash balances at a clearing organization in excess of the amount insured by the Securities Investor Protection Corporation (SIPC). Cash balances are insured by the SIPC up to $100,000. The Company had $757,905 in an account with the clearing organization at December 31, 2005 (2004 - $447,807).

## 3. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of corporate stocks at quoted market values. As of December 31, 2005 and 2004, all securities were in the custody of a clearing organization.

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| **2005** | | |
| Corporate stocks | $ 277,345 | $ - |
| Corporate stocks, sold short | 2,550 | 2,550 |
| | $ 279,895 | $ 2,550 |

## 4. Property and Equipment

Major classes of property and equipment consisted of the following:

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Furniture and office equipment | $ | 74,062 | $ | 67,175 |
| Vehicles | | 77,226 | | 77,226 |
| Less: accumulated depreciation | | (72,213) | | (49,950) |
| | $ | 79,075 | $ | 94,451 |

## 5. Receivables

Accounts receivable consist of the following:

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Due from clearing broker | $ | 23,915 | $ | 21,044 |
| Other accounts receivable | | 100,132 | | 16,677 |
| | $ | 124,047 | $ | 37,721 |

## 6. Other Assets

The following assets are included on the balance sheet as other assets. The stock subscription is valued at the estimated fair value at December 31, 2005 and 2004, respectively.

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Stock subscription – NASDAQ | $ | 228,670 | $ | 51,000 |
| Deposits and prepaid expenses | | 12,343 | | 31,183 |
| Payroll tax refunds due | | - | | 59,476 |
| | $ | 241,013 | $ | 141,659 |

## 7. Due to Clearing Organization

Accounts payable to clearing broker are for the cost of securities inventory and are collateralized by a cash deposit and marketable securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate plus ½%

## 8. Lease Commitments

The Company leases office space and certain equipment under noncancelable agreements. Total rent expense during the year was $43,605 (2004 - $35,122).

The future commitment of the Company under these leases are as follows:

| | | |
|---|---|---|
| 2006 | $ | 68,744 |
| 2007 | | 59,943 |
| 2008 | | 61,741 |
| 2009 | | 63,593 |
| 2010 | | 65,501 |
| Thereafter | | 166,779 |
| | $ | 486,301 |

## 9. Capital Stock

The Company is authorized to issue 10,000 shares of $10 par value common stock. There were 7,690 shares outstanding at December 31, 2005 and 2004.

## 10. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the National Association of Securities Dealers also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $1,327,313 (2004 - $1,401,196), which was $1,162,313 (2004 - $1,240,196) in excess of its required net capital of $165,000 (2004 - $161,000). The Company's aggregate indebtedness to net capital ratio was to .38 to 1 (2004 - .12 to 1).

## 11. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporation income taxes.

Also, no provision has been made for any amounts that may be advanced or paid as dividends to the stockholders to assist them in paying their personal income taxes on the income of the Company.

## 12. Profit Sharing Plan

The Company maintains a qualified profit sharing plan that covers substantially all full-time employees with specified periods of service. Contributions are at the discretion of the Board of Directors and are limited to the amount deductible for federal income tax purposes. The profit sharing contribution was $185,313 for 2005 (2004 - $199,389).

* * * * *

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

***Report of Independent Auditors on Supplementary Information***

Board of Directors
***McKinnon & Company, Inc.***

Our report on our audits of the basic financial statements of McKinnon & Company, Inc. for the years ended December 31, 2005 and 2004, appears on page 1. Those audits were conducted for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company LLP

Norfolk, Virginia
January 18, 2006

One Commercial Place, Suite 800
Norfolk, VA 23510
ph: 757.624.5100
fax: 757.624.5233
www.goodmanco.com

## *Supplementary Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission*

| **Years Ended December 31,** | **2005** | **2004** |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity | $ 1,642,076 | $ 1,602,912 |
| Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital | - | - |
| Total allowable capital and subordinated liabilities | 1,642,076 | 1,602,912 |
| Deductions: | | |
| Non-allowable assets: | | |
| Furniture and equipment | (79,075) | (94,451) |
| Receivables over 30 days outstanding | (100,132) | - |
| Other assets | (12,343) | (90,659) |
| Net capital before haircuts on securities positions | 1,450,526 | 1,417,802 |
| Haircut on trading stocks | 93,145 | 16,606 |
| Net capital | $ 1,357,381 | $ 1,401,196 |
| **Aggregate Indebtedness** | | |
| Items included in the statement of financial position | | |
| Payable to customers and clearing broker | 276,247 | $ - |
| Other account payable and accrued expenses | 234,688 | 164,087 |
| | $ 510,935 | $ 164,087 |
| **Computation of Basic Net Capital Requirements** | | |
| Minimum net capital required | $ 165,000 | $ 161,000 |
| Net capital in excess the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement | 1,192,381 | 1,240,196 |
| Ratio: Aggregate indebtness to net capital | .38 to 1 | .12 to 1 |
| **Reconciliation with Company's Computation** | | |
| Net capital, as reported in Company's Focus Report Part II | $ 1,357,381 | $ 1,401,196 |
| Net audit adjustments | - | - |
| Net capital per above | $ 1,357,381 | $ 1,401,196 |

*See report of independent auditors on supplementary information.*

***Supplementary Schedule of Computation for Determination of Reserves Requirements Under Rule 15-c3-3 of the Securities and Exchange Commission***

**December 31, 2005 and 2004**

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5*

Board of Directors
*McKinnon & Company, Inc.*

In planning and performing our audit of the financial statements of ***McKinnon & Company, Inc.*** (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Commercial Place, Suite 800
Norfolk, VA 23510
ph: 757.624.5100
fax: 757.624.5233
www.goodmanco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company LLP

Norfolk, Virginia
January 18, 2006